                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  PRIMACOM AG

                                (Name of Issuer)

                             Ordinary Bearer Shares

                         (Title of Class of Securities)

                                 741 54N 108/+/

                                 (CUSIP Number)

/+/  CUSIP number of American Depositary Shares which are quoted on NASDAQ NMS.
      Ordinary Bearer Shares are not publicly traded in the United States.

            Anton M. Tuijten                               Legal Department
            General Counsel                              UnitedGlobalCom, Inc.
 United Pan-Europe Communications N.V.           4643 South Ulster Street, Suite 1300
 Fred. Roeskestraat 123, P.O. Box 74763                 Denver, Colorado 80237
   1070 BT Amsterdam, The Netherlands                       (303) 770-4001
            (31) 20-778-9840

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 21, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741 54N 108                    13D                  Page 2 of 10 Pages


1    NAME OF REPORTING PERSON
     United Pan-Europe Communications N.V.*

     * United Pan-Europe Communications N.V. is a majority-owned subsidiary of UnitedGlobalCom, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     98-0190997
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/
                                                          (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


4    SOURCE OF FUNDS
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    /  /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands

     NUMBER OF                7  SOLE VOTING POWER
     SHARES                      0
     BENEFICIALLY
     OWNED                    8  SHARED VOTING POWER
     BY                          3,510,385
     EACH
     REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                      0
     WITH
                              10 SHARED DISPOSITIVE POWER
                                 3,510,385

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,510,385

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.2%**

     **  Based on the best information available to the reporting person.

14   TYPE OF REPORTING PERSON
     OO

CUSIP NO. 741 54N 108                   13D                   Page 3 of 10 Pages


1    NAME OF REPORTING PERSON
     UnitedGlobalCom, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     84-1116217
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/
                                                          (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


4    SOURCE OF FUNDS
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF             7  SOLE VOTING POWER
     SHARES                   3,510,385***
     BENEFICIALLY
     OWNED                 8  SHARED VOTING POWER
     BY                       0
     EACH
     REPORTING             9  SOLE DISPOSITIVE POWER
     PERSON                   3,510,385***
     WITH
                           10 SHARED DISPOSITIVE POWER
                              0

     *** 3,510,385 of the shares are owned directly by United Pan-Europe Communications N.V., which is a majority-owned subsidiary of
     UnitedGlobalCom, Inc.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,510,385***

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.2%**

     **  Based on the best information available to the reporting person.

14   TYPE OF REPORTING PERSON
     CO

CUSIP NO. 741 54N 108                    13D                  Page 4 of 10 Pages



ITEM 1.        SECURITY AND ISSUER.

     This Schedule 13D, dated December 30, 1999 (the "Schedule 13D"), relates to the ordinary bearer shares (the "Ordinary Bearer Shares") of PrimaCom AG, a German stock corporation (the "Company"), whose principal executive offices are located at HegelstraBe 61, 55122, Mainz, Germany. The Company is engaged primarily in owning and operating cable television systems in Germany.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a) UnitedGlobalCom, Inc. ("United"), a Delaware corporation, is a holding company that owns businesses that provide cable television services, Internet services, cable telephony services and other broadband communications services in foreign countries. United owns approximately 55% of the outstanding capital stock of United Pan-Europe Communications N.V. ("UPC").

     UPC, a public company with limited liability organized under the laws of The Netherlands, provides cable television services, Internet services and cable telephony services in Europe.

     United and UPC are making a single joint filing pursuant to Rule 13d-1(k).

     The directors and executive officers of United and UPC are:

                   United                                UPC
                   ------                                ---
          Gene W. Schneider                      Mark L. Schneider
          Michael T. Fries                       John F. Riordan
          Mark L. Schneider                      Charles H.R. Bracken
          John F. Riordan                        Anton H.E. v. Voskuijlen
          Albert M. Carollo                      Nimrod J. Kovacs
          John P. Cole, Jr.                      Michael T. Fries
          Lawrence J. DeGeorge                   John P. Cole, Jr.
          John C. Malone                         Richard De Lange
          Gregory B. Maffei                      Ellen P. Spangler
          Curtis W. Rochelle                     Tina M. Wildes
          Tina Wildes                            Gene W. Schneider

          (b) The address of the principal business and principal office of UPC and business address of each of its directors and officers is Fred. Roeskestraat 123, P.O. Box 74763, 1070 BT Amsterdam, The Netherlands. The address of the principal business and principal office of United and business address of each of its directors and officers is 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237.

CUSIP NO. 741 54N 108                     13D                 Page 5 of 10 Pages


          (c) The present principal occupation or employment of each of the directors and executive officers of United and UPC and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

          United Directors and Officers:
          ------------------------------

     Gene W. Schneider, Chief Executive Officer and Chairman of the Board of United; 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237; see also listing under "UPC Directors and Officers."

     Michael T. Fries, President of United; for principal business and address, see above; President and Chief Executive Officer of UIH Asia/Pacific Communications, Inc., a majority-owned subsidiary of United, and President of UIH Latin America, Inc., a wholly owned subsidiary of United; see also listing under "UPC Directors and Officers."

     Mark L. Schneider, Director and Executive Vice President of United; for principal business and address see above; see also listing under "UPC Directors and Officers."

     John F. Riordan, Director of United; for principal business and address see above; see also listing under "UPC Directors and Officers."

     Albert M. Carollo, Director of United; for principal business and address see above; Chairman of Sweetwater Television Company, a cable company; P.O. Box 9, 602 Broadway, Rock Springs, Wyoming 82901.

     John P. Cole, Jr., Director of United; for principal business and address see above; partner of Cole, Raywid & Braverman, a law firm specializing in telecommunications and media law; 1919 Pennsylvania Avenue, N.W., Washington, District Of Columbia 20006; see also listing under "UPC Directors and Officers."

     Lawrence J. DeGeorge, Director of United; for principal business and address see above; private investor; DeG Capital Partners, 140 IntraCoastal Pointe Drive, Jupiter, Florida 33477.

     John C. Malone, Director of United; for principal business and address see above; Chairman of the Board, Liberty Media Corporation; 9197 South Peoria Street, Englewood, Colorado 80112; Chairman of the Board, TCI Satellite Entertainment, Inc.; 8085 South Chester, Suite 300, Englewood, Colorado 80112.

     Gregory B. Maffei, Director of United; for principal business and address see above; Vice President, Finance and Chief Financial Officer, Microsoft Corporation; One Microsoft Way, Redmond, Washington 98052-6399.

     Curtis W. Rochelle, Director of United; for principal business and address see above; rancher and owner of Rochelle Livestock; P.O. Box 1145, 2717 Carey Avenue (82001), Cheyenne, Wyoming 82003.

CUSIP NO. 741 54N 108                  13D                    Page 6 of 10 Pages


     Tina M. Wildes, Director and Senior Vice President of Operations and Development Oversight of United; for principal business and address see above; see also listing under "UPC Directors and Officers."

          UPC Directors and Officers:
          --------------------------

     Mark L. Schneider, Chief Executive Officer and Chairman of the Board of Management of UPC; Fred. Roeskestraat 123, P.O. Box 74763, 1070 BT Amsterdam, The Netherlands; see also listing under "United Directors and Officers."

     John F. Riordan, Vice Chairman of Board of Management and President of UPC; for principal business and address, see above; Chief Executive Officer of chello broadband n.v., a subsidiary of UPC; Fred. Roeskestraat 123, P.O. Box 74763, 1070 BT Amsterdam, The Netherlands; see also listing under "United Directors and Officers."

     Charles H.R. Bracken, Board of Management Member, Chief Financial Officer and Managing Director of Strategy, Acquisitions and Corporate Development of UPC; for principal business and address, see above.

     Anton H.E. v. Voskuijlen, Board of Management Member and Senior Vice President of UPC; for principal business and address, see above.

     Nimrod J. Kovacs, Board of Management Member and Managing Director, Eastern Europe of UPC; for principal business and address, see above.

     Michael T. Fries, Chairman of the Supervisory Board of UPC; for principal business and address, see above; see also listing under "United Directors and Officers."

     John P. Cole, Jr., Supervisory Director of UPC; for principal business and address, see above; see also listing under "United Directors and Officers."

     Richard De Lange, Supervisory Director of UPC; for principal business and address, see above; Chairman of Philips Nederland B.V. and Nederlandse Philips Bedrijven B.V. and President and Chief Executive Officer of Philips Media B.V.; Boschdijk 525, 5621 JG Eindhoven, The Netherlands.

     Ellen P. Spangler, Supervisory Director of UPC; for principal business and address, see above; Senior Vice President of Business and Legal Affairs and Secretary of United; for principal business and address see above.

     Tina M. Wildes, Supervisory Director of UPC; for principal business and address, see above; see also listing under "United Directors and Officers."

CUSIP NO. 741 54N 108                   13D                   Page 7 of 10 Pages


     Gene W. Schneider, Advisor to the Supervisory Board of UPC; for principal business and address, see above; see also listing under "United Directors and Officers."

          (d) and (e) None of the above named persons have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

          (f) All of the above named persons are citizens of the United States of America with the following exceptions: Charles H.R. Bracken is a citizen of the United Kingdom; Richard De Lange is a citizen of The Netherlands; Anton H.E.
v. Voskuijlen is a citizen of The Netherlands; and John F. Riordan is a citizen of Ireland.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER
               CONSIDERATION.

     On December 21, 1999, UPC closed the purchase of 3,510,385 of the Company's Ordinary Bearer Shares for (Euro)63 per share (approximately US$63.52 as of December 21, 1999), or a total purchase price of approximately (Euro)221.2 million (approximately US$223.0 million as of December 21, 1999). UPC used its available working capital to make the purchase.


ITEM 4.        PURPOSE OF TRANSACTION.

     The purpose of the acquisition described herein was to facilitate UPC's entry into the German telecommunications market. UPC currently owns approximately 17.2% of the Ordinary Bearer Shares of the Company. UPC's current intent is to purchase additional shares, on the market or otherwise, from time to time to increase its ownership interest in the Company to at least 25.1%.

     Except as described herein, United and UPC have no present plan or proposal that relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors of the Company or management of the Company;

CUSIP NO. 741 54N 108                  13D                    Page 8 of 10 Pages

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any material change in the Company's business or corporate structure;

          (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) any action similar to any of the foregoing.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          (a) UPC: As of December 21, 1999, UPC beneficially owned an aggregate
              ---
number of 3,510,385 Ordinary Bearer Shares. UPC beneficially owns approximately 17.2% of the outstanding Ordinary Bearer Shares.

     United: As of December 21, 1999, United, through its majority ownership of
     ------
UPC, beneficially owned an aggregate number of 3,510,385 Ordinary Bearer Shares. United beneficially owns approximately 17.2% of the outstanding Ordinary Bearer Shares.

          (b) UPC: UPC, as a majority-owned subsidiary of United, does not have
              ---
sole voting power or sole dispositive power of the 3,510,385 Ordinary Bearer Shares owned by it but has shared voting power and shared dispositive power of such shares with United.

     United: United, as the parent company of UPC, has sole voting power and
     ------
sole dispositive power of the 3,510,385 Ordinary Bearer Shares owned by UPC.

          (c) Other than as described herein, neither United nor UPC has effected any transactions in the Ordinary Bearer Shares during the past 60 days.

     To the best of the knowledge of each of United and UPC, none of the directors and officers named in Item 2 has effected any transaction in any Ordinary Bearer Shares during the past 60 days.

          (d) Each of United and UPC affirms that, to the best of their knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Bearer Shares.

          (e)  Not applicable.

CUSIP NO. 741 54N 108                    13D                  Page 9 of 10 Pages


ITEM 6.        CONTRACTS, ARRANGEMENTS,
               UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Ordinary Bearer Shares of the Company.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Joint Filing Statement (included in signature page).

CUSIP NO. 741 54N 108                    13D                 Page 10 of 10 Pages


ITEM 8.        SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k) this Schedule 13D is filed jointly on behalf of each of United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc.

     Dated:  December 30, 1999

                                     /s/ Anton M. Tuijten
                                    --------------------------
                                    United Pan-Europe Communications N.V.
                                    By:  Anton M. Tuijten
                                         General Counsel


                                     /s/ Ellen P. Spangler
                                    ---------------------------
                                    UnitedGlobalCom, Inc.
                                    By:  Ellen P. Spangler
                                         Senior Vice President of Business and
                                         Legal Affairs